Exhibit 2.2

AMENDMENT NO. 2 TO
AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into on May 11, 2020, by and among Prudential Financial, Inc., a New Jersey corporation (“Parent”); Assurance IQ, LLC, a Washington limited liability company, as successor to Assurance IQ, Inc., a Washington corporation (the “Surviving Company”); solely in his capacity as the Shareholder Representative, Gulliver Swenson, an individual person; and Michael Paulus and Michael Rowell (each, a “Founder” and together with Parent, the Surviving Company and the Shareholder Representative, the “Parties”). Capitalized terms used herein without definition shall have the meanings given to them in the Agreement (as defined below).
WHEREAS, the Parties entered into that certain Agreement and Plan of Merger on September 4, 2019 (as amended, and including the Exhibits and Schedules thereto, the “Agreement”); and
WHEREAS, at the request of Michael Rowell, the chief executive officer of the Surviving Company, Parent is hereby agreeing to increase the size of the Parent Credit Facility, in furtherance of, among other things, the goal of increasing Variable Profits Achieved;
WHEREAS, in order to attract, retain and incentivize talent in furtherance of, among other things, the goal of increasing Variable Profits Achieved, Mr. Rowell, the chief executive officer of the Surviving Company, wishes to offer certain employees and potential hires of the Surviving Company contingent compensation that is, in part, based upon the level of Variable Profits during any Fiscal Year, whether of the Surviving Company and its subsidiaries or of any division thereof;
WHEREAS, Mr. Rowell has consulted with Parent regarding this compensation proposal, and following such consultation, Mr. Rowell and Parent have determined that it would be reasonable for the Surviving Company to offer Variable Profits-Based Compensation (as defined below) in such amounts and to such employees as Mr. Rowell (or any successor chief executive officer of the Surviving Company) may determine (other than to either Mr. Rowell or Mr. Paulus), subject to the terms of the Agreement, as amended by this Amendment (including, without limitation, the obligation to exercise reasonable discretion and consult in good faith with Parent);
WHEREAS, in consideration of Parent’s agreement to increase the size of the Parent Credit Facility and to the Surviving Company offering Variable Profits-Based Compensation, the Parties are agreeing to modify the manner in which the conduct of the business of the Surviving Company is determined, modify the definition of “Variable Profits” and make certain other amendments to the Agreement relating to the foregoing;
WHEREAS, the Shareholder Representative, acting in the name, place and stead of each of the Equity Holders in accordance with Section 9.16 of the Agreement, believes it is in their best interests to agree to the terms of this Amendment;
WHEREAS, in accordance with Section 9.2 of the Agreement, the Parties desire to make an amendment to the Agreement to reflect their mutual understanding and agreement with respect to such matters; and
NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, the Parties agree as follows:

ARTICLE I.

Amendments

1.1      Earn-Out Amount Definition. The proviso included in the definition of “Earn-Out Amount” in the Agreement is hereby amended and restated as follows:

“provided that (x) twenty-five percent (25%) of the aggregate amount of any portion of the Earn-Out Amount that would be paid to a Bad Recipient in accordance with Section 2.8 but for his status as such shall be deemed to be deducted from the Earn-Out Amount and (y) the Earn-Out Amount shall be reduced by (1) (the absolute value of) the aggregate amount of any negative Annual EBITDA Amount(s) in respect of any Fiscal Year during the Earn-Out Period, other than any negative Annual EBITDA Amount to the extent resulting from Legal Losses (as defined in Exhibit F), (2) any Transaction Related

Expenses due in connection with the payment of any Earn-Out Amount (which shall be paid at the time of payment of the Earn-Out Amount in a manner consistent with Section 2.3(b)(iv)) and (3) any Expense Overage.

1.2      Confidential Amendments. The Agreement is hereby amended as set forth on the Confidential Schedule attached hereto.

ARTICLE II.

Effect of Amendment; Miscellaneous

2.1      Continuing Effect of Agreement. Except as expressly amended hereby, all of the terms and provisions of the Agreement shall remain in full force and effect.

2.2      Acknowledgment Regarding Earn-Out Provisions. The Parties agree that through the date hereof Parent has complied with all of its obligations under and is not in breach of Section 2.8 of the Agreement or any related Exhibit or Schedule, and that the execution and performance of this Amendment in accordance with its terms shall not constitute a breach of the Agreement.  The Parties further agree as set forth in Section 5 of the Confidential Schedule attached hereto.  For good and adequate consideration, the Equity Holders (acting through the Shareholder Representative), the Shareholder Representative, the Founders and the Surviving Company, on behalf of themselves and their respective successors and assigns (if any), hereby irrevocably (x) waive and release any claim that is inconsistent with the immediately preceding two sentences and (y) agree that they shall not (nor shall they cause or, to the extent within their control, permit their respective successors or assigns to) assert any such claim.  Such releasing persons represent and warrant that they have had the opportunity to consult with counsel of their choice and are fully informed of the nature and contents of this Amendment, including the waiver and release in this Section 2.2.

2.3      References to the Agreement. On and after the date of this Amendment, each reference in the Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import, and each reference to the Agreement, including by “thereunder”, “thereof” or words of like import in any document, shall mean and be a reference to the Agreement as amended by this Amendment. Notwithstanding the foregoing, any reference to “the date of this Agreement” or “the date hereof” shall mean September 4, 2019.

2.4      Incorporation by Reference. The provisions of Article IX (General Provisions) of the Agreement shall apply mutatis mutandis to this Amendment and to the Agreement as modified by this Amendment, taken together as a single agreement, as if such provisions were set out in full herein.
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IN WITNESS WHEREOF, the Parties have duly executed this Amendment as of the date first above written.

Parent:

PRUDENTIAL FINANCIAL, INC.

By:	/s/ Bernard J. Jacob
Name: Bernard J. Jacob
Title: Senior Vice President

Surviving Company:

ASSURANCE IQ, LLC

By:	/s/ Michael Rowell
Name: Michael Rowell
Title: Chief Executive Officer

Shareholder Representative:

GULLIVER SWENSON

By:	/s/ Gulliver Swenson

Founders:

MICHAEL ROWELL

By:	/s/ Michael Rowell

MICHAEL PAULUS

By:	/s/ Michael Paulus